Exhibit 23.2

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement on Form S-3 of IDI, Inc. of our report, dated July 8, 2015, relating to our audits of the financial statements of IDI Holdings, LLC as of and for the period from September 22, 2014 (inception) through December 31, 2014, which are included in the Current Report on Form 8-K/A filed by IDI, Inc. on July 10, 2015, and which report is incorporated by reference in the prospectus which is part of this registration statement. We also consent to the reference to our firm under the heading “Experts” in such prospectus.

/s/ L.L. Bradford & Company, LLC

Las Vegas, NV

August 14, 2015